Fifth Era Acquisition Corp I

PO Box 1093 Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

VIA EDGAR

February 20, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Kellie Kim

Shannon Menjivar

Catherine De Lorenzo

Mary Beth Breslin

Re: Fifth Era Acquisition Corp I

Registration Statement on Form S-1

Filed January 31, 2025

File No. 333-284616

Ladies and Gentlemen:

Fifth Era Acquisition Corp 1 (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 19, 2025, regarding Registration Statement on Form S-1 filed with the Commission on January 31, 2025 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 Filed January 31, 2025

Cover Page

1.	We note your response to prior comment 1. However, as your disclosure on page 20 indicates, to the extent you increase the size of the offering, you will take action to maintain the ownership of founder shares at 25% of your issued and outstanding ordinary shares upon consummation of this offering. Should the offering size be increased, it is unclear how this would not result in an issuance of additional securities to your sponsor based on the provisions of the founder shares. Accordingly, please describe that this may result in the potential issuance of additional securities on the cover page pursuant to Item 1602(a)(3). Further, it is unclear how such an increase in the offering size and action taken to maintain ownership would not result in additional dilution to public shareholders. In this regard, we note the table on page 101 reflects a difference, at certain redemption levels, in the amount of dilution to public shareholders based on whether or not the overallotment option is exercised, which suggests there may be additional dilution depending on the extent of the change in the offering size. Please advise or revise.

The Company acknowledges the Staff’s comment and has amended its disclosure on the cover page of the Registration Statement.

Use of Proceeds, page 96

2.	Reference is made to note (5), which represents the estimate for office space and administrative support for twelve months. On page 12, you disclose that the office space and administrative support is estimated to be $25,000 per month. As a result, a twelve month estimate of such amounts would be approximately $300,000 instead of $180,000. Please clarify and/or revise accordingly to ensure the amounts are disclosed consistently throughout your prospectus, including the details of your payment on page 98 and 108.

The Company acknowledges the Staff’s comment and has amended its disclosure on the pages 96 and 106 of the Registration Statement.

Exhibits

3.	We note the legal opinion from your Cayman Islands counsel, filed as exhibit 5.2, has a number of inappropriate assumptions. For example, in reference to paragraphs 2.8 and 2.10, it is not appropriate for counsel to assume away material facts underlying the opinion or any readily ascertainable facts. Please request counsel revises the opinion to remove all inappropriate assumptions. For guidance, please refer to Section II.B.3. of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and has provided an updated opinion as Exhibit 5.2.

***

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Fifth Era Acquisition Corp 1

/s/ Mitchell Mechigian
Mitchell Mechigian
Chief Executive Officer

cc: Stuart Neuhauser, Esq.

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